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CONFORMED COPY
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May 2003	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Name of Registrant)

725 Montée de Liesse
Ville Saint-Laurent, Quebec
Canada H4T-1P5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.
Date: May 26, 2003	By:	/s/ GREGG THOMASSIN Name: Gregg Thomassin Title: Vice-President, Corporate Controller

EXHIBIT

Exhibit	Description of Exhibit	Page
1	Quarterly Report to Shareholders for the Second Quarter ended March 30, 2003	10

EXHIBIT 1

Quarterly Report to Shareholders
Second quarter ended March 30, 2003

MESSAGE TO SHAREHOLDERS

        On behalf of the Board of Directors, I am pleased to provide results for the six months ended March 30, 2003.

        The Company reported record second quarter net earnings of $20.4 million, or $0.69 per diluted share, up respectively 24.4% and 23.2% from $16.4 million or $0.56 per diluted share in the second quarter of fiscal 2002. Results included a special charge of $1.1 million after-tax, or $0.04 per diluted share, for the closure of the Company's Montreal sewing facility, which had been previously announced on March 27, 2003. Before reflecting the special charge, net earnings for the second quarter of fiscal 2003 amounted to $21.5 million, or $0.73 per share, up respectively 31.1% and 30.4% from last year. Analyst expectations of EPS for the quarter, before the special charge, ranged from $0.68 per diluted share to $0.72 per diluted share.

        In U.S. dollars, net earnings before the special charge amounted to U.S. $14.1 million, or U.S. $0.48 per diluted share, up respectively 36.9% and 37.1% from the second quarter of fiscal 2002.

        The higher net earnings compared to last year were due to increased unit sales, higher gross margins, and lower interest expense, reflecting the impact on net indebtedness of the significant free cash flow generated by the Company during the second half of fiscal 2002. The positive impact of these factors was partially offset by lower selling prices, together with increased selling, general and administrative expenses, and higher depreciation as a result of the Company's recent major capital investment projects.

        Sales were a second quarter record of $173.1 million, up 10.5% from $156.7 million in the second quarter of fiscal 2002. The higher sales were due to a 21.4% increase in unit shipments partially offset by lower selling prices. The higher unit sales reflected 4.8% growth in overall industry shipments of T-shirts in the U.S. wholesale distributor market combined with continuing market share increases achieved by Gildan in all product categories, compared with the second quarter of last year. In spite of capacity constraints, the Company maintained its strong market leadership position in the overall T-shirt category, with a share of 29.1%, versus 28.9% a year ago. Gildan continued to achieve significant penetration in the sport shirt segment. Although overall industry shipments in the sport shirt segment through the U.S. distributor channel declined by 9.5%, Gildan's unit shipments in this category grew by 28.3% compared with the second quarter of fiscal 2002, and the Company's market share increased to 18.4% from 12.7%. Gildan's share in the fleece category increased to 10.7%, compared with 9.2% a year ago, while industry demand in this segment remained essentially flat compared with last year. All U.S. market and market share data is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions.

        Gross margins were 29.6% in the second quarter, compared with 26.5% in the second quarter of fiscal 2002. Before taking account of the special charge for the closure of the Montreal sewing plant, gross margins in the second quarter of fiscal 2003 were 30.5%. The increase in gross margins was due to the impact of the Company's new low-cost integrated textile manufacturing facility at Rio Nance, Honduras, together with lower cotton costs and lower yarn conversion costs due to the recent investments in acquiring and upgrading two Canadian vertically-integrated yarn-spinning operations. These cost reductions were partially offset by lower selling prices, as the Company continued to pursue its strategy of using its manufacturing efficiencies to lower selling prices and drive increased market share, as well as the net impact of currency fluctuations.

        Selling, general and administrative expenses for the second quarter were $20.6 million, or 11.9% of sales, compared with $15.7 million, or 10.0% of sales, in the second quarter of last year. The increase in selling, general and administrative expenses in the second quarter of fiscal 2003 was due to the timing of accruing the provision for the results-based management incentive program compared to the previous year, together with the impact of higher insurance premiums and costs incurred for organizational restructuring.

        Net earnings for the first six months of fiscal 2003 were a record $26.3 million, or $0.89 per diluted share, compared with $19.2 million, or $0.66 per diluted share in the first six months of last year. Before the special charge for the sewing plant closure, net earnings for the first six months were $27.4 million, or $0.93 per diluted share, up respectively $8.2 million and 40.9% from the first six months of fiscal 2002.

        In U.S. dollars, net earnings for the first six months before the special charge amounted to U.S. $17.8 million, or U.S. $0.61 per diluted share, up respectively 48.3% and 48.8% from the first six months of fiscal 2002.

        The Company continues to be comfortable with its previously announced EPS range for the full 2003 fiscal year of $2.70 to $2.80 per diluted share, after reflecting the impact of the special charge for the sewing plant closure. The Company may reassess this guidance if the value of the U.S. dollar continues to decline from present levels.

        The Company used $25.8 million of its surplus cash reserves in the second quarter to finance a seasonal increase in receivables and its ongoing capital expenditure program. Days' sales outstanding in trade receivables were 46 days, compared with 55 days at the end of the second quarter a year ago. Capital expenditures in the second quarter amounted to $14.5 million, primarily for the Rio Nance project and completion of the modernization of the Long Sault, Ontario yarn-spinning facility. Due to the success of the Rio Nance facility, it is now being further expanded to increase its maximum production capacity and to allow for a higher proportion of colours than originally planned. Consequently, it is anticipated that capital expenditures for the full year will be in the range of $60 million.

        The Company ended the second quarter with surplus cash reserves of $33.6 million and, based on its revised capital expenditure plans, anticipates that cash at the end of the 2003 fiscal year will amount to approximately $80 — $90 million.

        We are pleased to have added another strong quarter to our track-record of achieving or exceeding our targets for EPS growth, and to have maintained our positive momentum in our target customer markets. Also, we continue to be excited about the progress of our major manufacturing investments, in particular the ramp-up of our Rio Nance integrated textile facility, which will allow us to significantly further drive down our cost structure and position us to achieve our sales and EPS growth objectives beyond 2003.

        On behalf of the Board of Directors, I wish to take this opportunity to thank our shareholders for their continued confidence and support.

H. Greg Chamandy
Chairman of the Board and
Chief Executive Officer

GILDAN ACTIVEWEAR INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

	March 30, 2003	September 29, 2002	March 31, 2002
	(unaudited)	(audited)	(unaudited)
Current assets:
Cash and cash equivalents	$33,648	$70,905	$—
Accounts receivable	102,694	87,746	114,180
Inventories	142,844	112,971	179,445
Prepaid expenses and deposits	6,557	3,657	5,359
Future income taxes	5,046	5,028	7,264

	290,789	280,307	306,248
Fixed assets	226,861	209,247	171,319
Future income taxes	—	—	541
Other assets	4,569	7,085	7,272

Total assets	$522,219	$496,639	$485,380

Current liabilities:
Accounts payable and accrued liabilities	$88,285	$82,168	$79,728
Income taxes payable	987	3,063	3,560
Current portion of long-term debt	5,220	6,249	6,331

	94,492	91,480	89,619
Long-term debt:
Revolving bank loan	—	—	42,562
U.S. senior notes	102,431	110,271	106,425
Other	2,482	4,595	9,301

	104,913	114,866	158,288
Future income taxes	23,103	20,385	17,577
Shareholders' equity:
Share capital (note 3)	108,472	104,925	102,201
Contributed surplus	323	323	323
Retained earnings	190,916	164,660	117,372

	299,711	269,908	219,896

Total liabilities and shareholders' equity	$522,219	$496,639	$485,380

See accompanying notes to interim consolidated financial statements.

GILDAN ACTIVEWEAR INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(In thousands of Canadian dollars, except per share data)

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Sales	$173,053	$156,679	$275,328	$245,014
Cost of sales	121,820	115,085	194,061	179,533

Gross margin	51,233	41,594	81,267	65,481
Selling, general and administrative expenses	20,646	15,733	36,511	28,849

Earnings before interest, income taxes, depreciation and amortization	30,587	25,861	44,756	36,632
Depreciation and amortization	5,658	4,076	11,157	8,092
Interest expense	2,613	3,512	4,886	7,144

Earnings before income taxes	22,316	18,273	28,713	21,396
Income taxes	1,875	1,862	2,457	2,193

Net earnings	$20,441	$16,411	$26,256	$19,203

Basic EPS (note 4)	$0.70	$0.58	$0.90	$0.68
Diluted EPS (note 4)	$0.69	$0.56	$0.89	$0.66

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(In thousands of Canadian dollars)

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Retained earnings, beginning of the period	$170,475	$100,961	$164,660	$98,169
Net earnings	20,441	16,411	26,256	19,203

Retained earnings, end of the period	$190,916	$117,372	$190,916	$117,372

See accompanying notes to interim consolidated financial statements.

GILDAN ACTIVEWEAR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents, beginning of period	$61,891	$—	$70,905	$—
Cash flows from operating activities:
Net earnings	20,441	16,411	26,256	19,203
Adjustments for:
Depreciation and amortization	5,658	4,076	11,157	8,092
Future income taxes	2,632	897	2,859	(226)
Other	25	(107)	815	(152)

	28,756	21,277	41,087	26,917
Net changes in non-cash working capital balances:
Accounts receivable	(51,307)	(34,478)	(19,812)	11,150
Inventories	6,867	24,306	(29,874)	(1,094)
Prepaid expenses and deposits	(2,364)	204	(2,966)	(1,096)
Accounts payable and accrued liabilities	8,467	390	12,503	(18,644)
Income taxes payable	(1,849)	769	(2,158)	1,636

	(11,430)	12,468	(1,220)	18,869
Cash flows from financing activities:
(Decrease) increase in revolving bank loan	—	(1,052)	—	7,479
Repayment of capital leases	(1,240)	(1,340)	(2,464)	(1,939)
Repayment of other long-term debt	(442)	(401)	(652)	(814)
Proceeds from the issuance of shares	2,289	1,332	3,547	1,840
Increase in deferred charges	—	(75)	(41)	(141)

	607	(1,536)	390	6,425
Cash flows from investing activities:
Purchase of fixed assets, net of disposals	(14,532)	(10,864)	(32,555)	(24,810)
Decrease (increase) in other assets	199	(68)	281	(484)

	(14,333)	(10,932)	(32,274)	(25,294)
Effect of exchange rate changes on cash and cash equivalents	(3,087)	—	(4,153)	—

Cash, end of period	$33,648	$—	$33,648	$—

See accompanying notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(For the period ended March 30, 2003)
(Tabular amounts in thousands, except per share data)

1.     Basis of presentation:

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes required by Canadian generally accepted accounting principles for complete financial statements, and should be read in conjunction with the Company's annual consolidated financial statements.

        The Company applied the same accounting policies in the preparation of the interim consolidated financial statements, as described in note 1 of its audited financial statements in the Company's annual report for the year ended September 29, 2002.

        Certain prior year amounts have been reclassified to conform to the current fiscal year presentation. These reclassifications had no impact on previously reported results of operations, financial position, cash flow or shareholders' equity.

        The Company's revenues and income are subject to seasonal variations. Consequently, the results of operations for the second quarter ended March 30, 2003 are not necessarily indicative of the results to be expected for the full year.

        All amounts in the attached notes are unaudited unless specifically identified.

2.     Significant accounting policies:

a)
Stock-based compensation:

        Effective September 30, 2002, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA"), Handbook Section 3870, with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations require that all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after adoption of the standard be accounted for using the fair value method. The Company presently does not have any such awards which must be accounted for using the fair value method. For all other stock-based employee compensation awards, the new standards permit the Company to continue to follow its existing policy of using the settlement date method of accounting. Under this method, no compensation expense is recognized when stock options are issued to employees.

        The Company has employee share purchase plans and a stock option plan. No compensation expense is recognized under the stock-based compensation plans. The stock options are granted at an exercise price equal to the market value of the common shares at the date of grant. Any consideration paid by employees on exercise of the stock options or purchase of stock is credited to share capital.

        If the fair value-based accounting method under Handbook Section 3870 had been used for the three-month and six-month periods ended March 30, 2003, there would be no change in the reported amount of earnings per share figures. In the first year of application, comparative disclosures need not be provided for prior periods.

        No options were granted in the three month period ended March 30, 2003. The weighted average fair value of the 101,206 options granted to-date in fiscal 2003 is $10.55 per stock option which would be recognized over the vesting period. The weighted average fair value of the stock options granted during the six-month period is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 37%; risk-free interest rate of 3.75%; and expected lives of 3 years.

b)
Guarantees:

        In February 2003, the CICA issued Accounting Guideline 14, Disclosure of Guarantees ("AcG-14"), which clarifies disclosure requirements for certain guarantees. The Company adopted the new recommendations effective December 30, 2002.

        In the normal course of business, the Company enters into various agreements that may contain features that meet the AcG-14 definition of a guarantee. AcG-14 defines a guarantee to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying that is related to an asset, a liability or an equity of the guaranteed party or (ii) failure of another party to perform under an obligating agreement.

        Significant guarantees that have been provided to third parties are the following:

Standby letters of credit and surety bonds

        The Company, including certain of its subsidiaries, have granted irrevocable standby letters of credit and surety bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at March 30, 2003, the maximum potential liability under these guarantees was $14 million of which $12 million was surety bonds and $2 million was for standby letters of credit.

        As at March 30, 2003, the Company has not recorded a liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company's financial statements for the aforementioned items. The standby letters of credit mature at various dates between 2003 and 2004 and the surety bonds are automatically renewed on an annual basis.

3.     Share capital:

	March 30, 2003		September 29, 2002		March 31, 2002
	Shares	$	Shares	$	Shares	$
	(audited)
Authorized without limit as to number and without par value:
First preferred shares, issuable in series, non-voting
Second preferred shares, issuable in series, non-voting
Class A subordinated voting shares, participating, one vote per share
Class B multiple voting shares, participating, eight votes per share

Issued and outstanding:
Class A subordinate voting shares:
Total outstanding, beginning of period	22,827	$99,842	22,096	$95,278	22,095	$95,279
Shares issued under employee share purchase plan	3	91	8	182	5	107
Shares issued pursuant to exercise of stock options	394	3,456	723	4,382	301	1,732

Total outstanding, end of period	23,224	103,389	22,827	99,842	22,401	97,118
Class B multiple voting shares	6,094	5,083	6,094	5,083	6,094	5,083

	29,318	$108,472	28,921	$104,925	28,495	$102,201

        On December 5, 2002, the Board of Directors approved a stock repurchase program authorizing the Company to purchase up to a maximum of 200,000 of the Company's Class A subordinate voting shares in the open market commencing December 20, 2002 and ending December 19, 2003. As at March 30, 2003 no shares have been repurchased under this plan.

4.     Earnings per share:

        The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
Basic weighted average number of common shares outstanding	29,160	28,381	29,053	28,294

Basic earnings per share
Canadian $	$0.70	$0.58	$0.90	$0.68
US $ (a)	0.46	0.36	0.59	0.43

Diluted earnings per share:
Basic weighted average number of common shares outstanding	29,160	28,381	29,053	28,294
Plus impact of stock options	555	917	605	904

Diluted weighted average number of common shares outstanding	29,715	29,298	29,658	29,198

Diluted earnings per share
Canadian $	$0.69	$0.56	$0.89	$0.66
US $ (a)	0.45	0.35	0.58	0.41

(a)
The US dollar earnings per share are based on the Canadian GAAP results converted at the average exchange rate for the respective periods.

5.     Financial instruments:

        The following table summarizes the Company's commitments to buy and sell foreign currencies as at March 30, 2003 and March 31, 2002:

	Notional amount	Exchange rate	Maturity	Notional Canadian equivalent
2003:
Buy contracts:
Foreign exchange contracts	US$9,200	1.4682	March 2003	$13,507
	Euro 1,619	1.5739	May to August 2003	$2,548
Sell contracts:
Foreign exchange contracts	US$35,500	1.4890	April to August 2003	$52,860
	Euro 8,854	1.5741	March to Nov. 2003	$13,937
2002:
Buy contracts:
Foreign exchange contracts	US$9,315	1.5945	April 2002	$14,853
	Euro 3,380	1.3955	March 2002	$4,717

6.     Segmented information:

        The Company manufactures and sells activewear apparel, specifically T-Shirts, fleece products and placket collar sport shirts. The products are sold as undecorated "blanks", primarily to wholesale distributors, and are ultimately decorated with logos by screenprinters and embroiders.

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
Individual customers accounting for greater than 10% of total sales are as follows:
Company A	14.8%	10.6%	14.7%	10.2%
Company B	11.5%	18.9%	11.8%	16.0%

        Sales were derived from customers located in the following geographic areas:

International	$156,704	$137,147	$249,221	$218,331
Canada	16,349	19,532	26,107	26,683

	$173,053	$156,679	$275,328	$245,014

        Fixed assets by geographic areas are as follows:

	March 30, 2003	September 29, 2002	March 31, 2002
	(audited)
Canada	$132,196	$123,724	$102,737
Caribbean basin, Central America and Mexico	70,067	60,691	43,934
United States	24,598	24,832	24,648

	$226,861	$209,247	$171,319

7.     Other information:

(a)
The following items were included in the determination of the Company's net earnings:

	Three months ended		Six months ended
	March 30, 2003	March 31, 2002	March 30, 2003	March 31, 2002
Depreciation of fixed assets	$5,441	$3,586	$10,561	$7,084
Interest expense on long-term debt	2,569	2,885	5,075	5,789
Foreign exchange loss	(1,445)	(296)	(512)	(907)
Amortization of deferred charges	217	490	596	1,008

        Included in cost of sales is a charge of $1.5 million related to the closure of the Canadian sewing facility which was announced on March 27, 2003. These costs, which consist mainly of severance costs and write-off of machinery and equipment, have been included in accounts payable and accrued liabilities on the consolidated balance sheets.

(b)
Supplemental cash flow disclosure:

Cash paid during the period for:
Interest	$2,662	$3,693	$5,091	$7,353
Income taxes	741	542	896	1,171

	March 30, 2003	September 29, 2002	March 31, 2002
	(audited)
Non-cash transactions:
Additions of fixed assets included in accounts payable	$2,384	$6,471	$1,426

Quarterly Report to Shareholders
Second quarter ended March 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL POSITION AND OPERATING RESULTS

        The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements for the six months ended March 30, 2003, with Management's Discussion and Analysis of the Financial Position and Results of Operations ("MD&A") in the fiscal 2002 Annual Report, including the section on risks and uncertainties and with the notes to the unaudited consolidated financial statements for the second quarter of fiscal year 2003. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). These differ in some respects from GAAP in the United States ("US GAAP"). The Company's financial results are reconciled to US GAAP at the end of its fiscal year in its Annual Report.

        All dollar amounts are in Canadian dollars unless otherwise indicated.

Results of Operations

Sales

        Sales for the three months ended March 30, 2003 were $173.1 million, up 10.5% from $156.7 million for the three months ended March 31, 2002. Unit sales for the second quarter were 6.1 million dozens, up 21.4% from last year. Sales for the six months ended March 30, 2003 were $275.3 million compared to $245.0 million for the six months ended March 31, 2002, representing an increase of 12.4%. The increase in sales for the six-month period was due to a 22.4% increase in unit shipments, partially offset by lower selling prices.

        During the second quarter ended March 30, 2003, U.S.1 industry shipments of T-shirts from distributors to screen-printers increased by 4.8%, sport shirt shipments declined by 9.5%, and fleece shipments declined 0.5% compared with the second quarter last year. Sales of Gildan T-shirts by U.S. distributors grew by 6.0%, while sales of Gildan sport shirts and fleece products increased by 28.3% and 16.8% respectively.

        Gildan continued to increase market share in all of these market segments, compared to the second quarter of fiscal 2002. In spite of capacity constraints, the Company maintained its strong market leadership position in the overall T-shirt category, with a share of 29.1%, versus 28.9% a year ago. Gildan continued to achieve significant penetration in the sport shirt segment, where its share increased to 18.4% from 12.7% in the second quarter of last year. Also, Gildan's share in the fleece category increased to 10.7%, compared with 9.2% a year ago.

        The Company continued to expand its European business and maintained its leading market share position in Canada.

1
Source: S.T.A.R.S. Report, ACNielsen Market Decisions

Gross Margin

        Gross margins were 29.6% compared to 26.5% in the second quarter of fiscal 2002. Gross margins for the six months ended March 30, 2003 were $81.3 million or 29.5% compared to $65.5 million or 26.7% for the same period of the prior year. Before taking account of the special charge for the closure of the Montreal sewing plant announced in March 2003, gross margins in the second quarter of fiscal 2003 and year-to-date were 30.5% and 30.1% respectively. For the second quarter of fiscal 2003, the increase in gross margins was due to the impact of the Company's investment in its integrated low-cost textile manufacturing facility at Rio Nance, Honduras, together with lower cotton costs and lower yarn conversion costs due to the recent investments in acquiring and upgrading two Canadian vertically-integrated yarn-spinning operations. These cost reductions were partially offset by lower selling prices, as the Company continued to pursue its strategy of largely passing through the benefit of manufacturing efficiencies into lower selling prices to customers, as well as by the net impact of currency fluctuations.

Selling, General and Administrative Expenses

        Selling, general and administrative expenses were $20.6 million or 11.9% of sales for the second quarter of fiscal 2003 compared to $15.7 million or 10.0% of sales in the second quarter of fiscal 2002. For the six-month period ended March 30, 2003, selling, general and administrative expenses were $36.5 million or 13.3% of sales compared to $28.8 million or 11.8% of sales in the same period of fiscal 2002. Factors causing the increase included the timing of accruing the provision for the results-based management incentive programs compared to the previous year, together with the impact of higher insurance premiums and costs incurred for organizational restructuring.

Depreciation and Interest Expenses

        Depreciation and amortization expense was $5.7 million in the second quarter of fiscal 2003 compared to $4.1 million in the second quarter of fiscal 2002. For the six-month period, depreciation and amortization expense was $11.2 million in fiscal 2003 compared to $8.1 million in fiscal 2002. The increase is the result of the Company's continued investment in capital expenditures to provide for long-term sales growth.

        Interest expense decreased to $2.6 million in the second quarter of fiscal 2003 from $3.5 million in the second quarter of fiscal 2002. For the six-month period, interest expense was $4.9 million in fiscal 2003 compared to $7.1 million in fiscal 2002. The decrease is the result of overall lower borrowing levels as the Company had generated significant free cash flow in the second half of fiscal 2002.

Earnings

        Net earnings were $20.4 million or $0.69 per share on a diluted basis in the second quarter of fiscal 2003, up respectively 24.4% and 23.2% from $16.4 million or $0.56 per diluted share in the second quarter of fiscal 2002. The increase in net earnings was the result of the increase in unit sales, combined with the improved gross margins and lower interest expense, partially offset by the increases in selling, general, administration and depreciation expenses. Earnings per share before the special charge were $21.5 million or $0.73 per share on a diluted basis in the second quarter of fiscal 2003, up respectively 31.1% and 30.4% from last year.

        For the six-month period ended March 30, 2003, net earnings were $26.3 million or $0.89 per diluted share compared with $19.2 million or $0.66 per diluted share in the same period of last year. Before the special charge for the sewing plant closure, net earnings for the first six months were $27.4 million or $0.93 per diluted share, up respectively $8.2 million and 40.9% from the first six months of fiscal 2002. In U.S. dollars converted at the average exchange rate for the respective periods, net earnings for the first six months before the special charge amounted to U.S. $17.8 million, or U.S. $0.61 per diluted share, up respectively 48.3% and 48.8% from the first six months of fiscal 2002.

Balance Sheet

        As at March 30, 2003, accounts receivable totaled $102.7 million compared to $87.7 million at September 29, 2002 and $114.1 million in the second quarter of the prior year. The reduction in accounts receivable from the second quarter of fiscal 2002 is due to a reduction in days' sales outstanding on trade accounts receivable from 55 days to 46 days in the current quarter. The increase in receivables compared with September 29, 2002 was due to higher sales, as days' sales outstanding in receivables were maintained at essentially the same level. Inventories increased by $29.8 million from $113.0 million at September 29, 2002 to $142.8 million in the second quarter of fiscal 2003. The Company traditionally builds up inventory levels in the first and second quarters to meet peak sales demand in the summer. Inventory levels have been reduced by $36.6 million compared to the second quarter of fiscal 2002, due to significantly improved inventory turnover. The Company expects to have sufficient inventory and manufacturing capacity to support its projected sales growth in the balance of the fiscal year.

        Capital expenditures in the second quarter amounted to $14.5 million, primarily for the Rio Nance project and completion of the modernization of the Long Sault, Ontario yarn-spinning facility. The scope of the Rio Nance project is now being expanded to further increase its maximum production capacity and to allow for a higher proportion of colours than originally planned. Year-to-date, the Company invested $32.6 million in fixed assets, and it is now anticipated that capital expenditures for the full year will be in the range of $60 million.

        Total assets were $522.2 million at March 30, 2003 compared to $496.6 million at September 29, 2002 and $485.4 million at March 31, 2002. Working capital was $196.3 million at the end of the second quarter of fiscal 2003 compared to $216.6 million at March 31, 2002 and $188.8 million at September 29, 2002.

Financing and Capital Resources

        For the quarter ended March 30, 2003, cash flow from operating activities, including changes in non-cash working capital, was a use of cash of $11.4 million compared with a cash flow of $12.5 million during the same period last year. Year-to-date, use of cash from operating activities was $1.2 million compared with positive cash flow of $18.9 million during the same period last year. Last years generation of free cash flow was the result of a significant improvement in the working capital. The Company has maintained these improvements in the current year.

        The Company ended the second quarter with surplus cash reserves of $33.6 million and anticipates that cash at the end of the 2003 fiscal year will amount to approximately $80-$90 million. The Company has indicated that it intends to communicate its plans for the deployment of its surplus cash reserves during the second half of the current fiscal year.

        Total indebtedness at March 30, 2003 amounted to $110.1 million compared to $121.1 million at September 29, 2002 and $164.6 million at March 31, 2002. At the end of the second quarter, none of the Company's $150.0 million revolving bank facility was utilized.

Outlook

        Based on its current assessment of its business outlook and market conditions, the Company is maintaining its previously communicated forecast of diluted earnings per share to be in the range of $2.70 to $2.80, after reflecting the impact of the special charge for the sewing plant closure.

        The Company may reassess this guidance if the value of the U.S. dollar continues to decline from present levels, as approximately 85% of the Company's sales are denominated in U.S. dollars. Although a significant proportion of the Company's costs are also denominated in U.S. dollars, thus providing a natural hedge against the negative effect on its sales of the decline in value of the U.S. dollar, there is a time-lag before the Company can fully benefit from this natural hedge. This timing differential arises because the lower U.S. dollar immediately reduces sales, whereas the offsetting benefit of reducing the cost of sales is only realized as the Company consumes previously manufactured inventories which reflect a higher U.S. exchange rate, based on the "first-in first-out" (FIFO) method of accounting. Consequently, the Company's gross margins may be temporarily reduced as a result of this timing differential.

Business Risks

        In order to be successful, the Company must continuously be aware of global changes and risks affecting its markets and competitive environment. Risk areas include changes in international trade legislation and taxation, changes in cotton prices and currency fluctuations. For a more detailed discussion on potential business risks, readers should review the risks factors section of the Annual Information Form filed by the Company with the Canadian securities commissions and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission which are hereby incorporated by reference.

Forward-Looking Statements

        Certain statements included in this management discussion and analysis may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We refer you to the

Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission for a discussion of the various factors that may affect the Company's future results.

        Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.

        We believe that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

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Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T-1P5 (Address of Principal Executive Offices)
SIGNATURES
EXHIBIT
EXHIBIT 1
GILDAN ACTIVEWEAR INC. CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars)
GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF EARNINGS (In thousands of Canadian dollars, except per share data)
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (In thousands of Canadian dollars)
GILDAN ACTIVEWEAR INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of Canadian dollars)
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (For the period ended March 30, 2003) (Tabular amounts in thousands, except per share data)
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND OPERATING RESULTS